

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 27, 2007

By U.S. Mail and facsimile to (574) 522-5213

Andy L. Nemeth
Executive Vice President-Finance and Chief Financial Officer
Patrick Industries, Inc.
107 W. Franklin Street
Elkhart, Indiana 46515

> **Re: Patrick Industries, Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed December 13, 2007**
> **File No. 333-146824**

Dear Mr. Nemeth:

　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-3

General

1.　　Please discuss the information set forth in the first paragraph of your response to prior comment 7.

2.　　Please provide disclosure in the Summary section regarding the terms of the sale of 40,000 shares to management employees, including the price. If any of the employees include named executive officers, please identify them.

Plan of Distribution, page 32

3.　　Please disclose your response to prior comment 10.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements
Statements of Cash Flows, page F-7

4.   We have read your response to comment 21 from our letter dated November 15, 2007. You indicate that even with slight increases in property, plant and equipment, your depreciation has decreased 17% because of longer depreciable lives on the more recent asset additions, along with older fixed assets becoming fully depreciated. It appears that older assets becoming fully depreciated would have a more significant impact on your decrease in depreciation as supposed to longer depreciable lives. Please disclose the amount of older assets that are fully depreciated as of each period presented and discuss the impact on each income statement period presented within MD&A.

*   *   *   *

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert A. Schreck, Jr. (*via facsimile* 312/984-7700)
        Heidi Steele
        McDermott Will & Emery LLP
        227 West Monroe Street
        Chicago, Illinois 60606